Exhibit 99.3

Shareholder’s Manual
Annual and Extraordinary General Meetings
September 30, 2024

Required documentation................................................................….2
1) Digital Platform.......................................................................….2
2) Distance voting........................................................................….4
Additional clarifications.......................................................................5
MATTERS SUBJECT TO RESOLUTION......................................................6

Message from the Management

Dear Shareholders,

To facilitate and encourage your attendance in the Extraordinary General Meeting of Suzano S.A. (“Suzano” or “Company”), to be held on September 30, 2024, at 10 a.m., exclusively digitally (“EGM”), we have prepared this Shareholder’s Manual (“Manual”).

This document is under the principles and practices of good corporate governance adopted by the Company but does not exempt the careful and complete reading of other documents related to EGM, especially the Management Proposal, prepared under the rules of the Securities and Exchange Commission (“CVM”) and Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), and available at Suzano’s head office, on the Company’s investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br).

On behalf of the Company’s Management, we invite the shareholders to participate and express their opinions at the EGM, to be held exclusively digitally, under CVM Resolution No. 81, of March 29, 2022, as amended (“RCVM 81/22”). Without prejudice to attendance in the EGM through a digital platform as detailed below in this Manual, the Company also strongly encourages shareholders to use alternative voting mechanisms, in particular, the use of the distance voting ballot, detailed below in this Manual.

Suzano reiterates that it is committed to its responsibility to continue supplying Brazil and the world with cellulose, paper, and sanitary papers, essential raw materials or critical items for the hospital, pharmaceutical, food, and personal hygiene network, among others because it believes that it’s only good for the Company if it’s good for the world.

Best regards,

David Feffer Chairman of the Board of Directors	João Alberto Fernandez de Abreu Chief Executive Officer

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Guidelines

DATA AND TIME
Monday, September 30, 2024, at 10 a.m. (GMT-03:00)

VENUE
Exclusively digital, under RCVM 81/22, as detailed below.
QUORUM FOR THE HOLDING
Holding the EGM on the first call with the attendance of at least at least two thirds (2/3) of the share capital for deliberations on the complementation and statement of the Company’s By-Laws and one quarter (1/4) of the share capital and for other matters on the agenda,
WHO CAN ATTEND
All shareholders holding registered common shares issued by Suzano may attend the EGM, either by themselves or by legal representatives or proxy duly appointed under current law and the guidelines provided in this Manual.

Attendance of Holders of American Depositary Shares (“ADS”)
ADS holders will be able to attend the EGM, in which they will be represented by The Bank of New York Mellon (“BNY”), as a depositary financial institution, subject to the terms and procedures established in the Deposit Agreement entered into with Suzano. BNY will send voting ballots (proxy) to ADS holders so that they can exercise their voting rights, being represented at the EGM through their representative in Brazil.
HOW TO ATTEND
The Company’s shareholders will be able to attend the EGM in two ways: (i) through a digital platform provided by the Company for access on the day and time of the EGM, as detailed below in this Manual; or (ii) through distance voting, under RCVM 81/22.
REQUIRED DOCUMENTATION

(1)    Digital Platform

For attendance through a digital platform to be accessed on the day and time of the EGM (“Digital Platform”), interested shareholders must express their interest by electronically registering at the link https://qicentral.com.br/m/age-suzano-2024-09 until forty-eight (48)
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hours before the AGM, i.e. until 10 a.m. on September 28, 2024, in which they must submit the following information: (i) proof of ownership of shares issued by the Company provided no more than four (4) business days in advance of the date of the EGM, that is, as of September 24, 2024, by the bookkeeper financial institution or custody agent, (ii) email, telephone, and identification document number of the shareholder, proxy or legal representative, and (iii) the applicable documents below (“Attendance Registration”):

(a) Individual: copy of a valid identity card with photo, or, if applicable, the identity card of their proxy and the respective power of attorney.

(b) Legal Entity: copy of a valid identity card with a photo of the legal representative and copy of documents proving representation, including the power of attorney and copy of the organizational documents and the minutes of the election of managers.

(c) Investment Fund: copy of a valid identity card with a photo of the representative and documents proving representation, including a power of attorney and copy of the fund’s bylaws in force, bylaws or articles of association of its administrator or manager, as applicable, and the minutes of election of administrators or managers.

(d) Attendance by Proxy: The proxy must have been appointed less than one (1) year ago and be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association, or a financial institution.

As provided in the Official Letter-Circular – 2024 – CVM/SEP (“Official Circular”), shareholders that are legal entities may be represented in the EGM by their legal representatives or agents duly appointed under the organizational documents of said company and with the rules of the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney.

Similarly, shareholders that are investment funds, according to the decision of the Board of CVM in CVM Administrative Proceeding No. RJ-2014-3578 may be represented in the EGM by their legal representatives or agents duly appointed by their manager or administrator, under their regulations, bylaws, or articles of association of their administrator or manager, as applicable.

To facilitate and encourage shareholder attendance in the EGM, regarding the documents indicated above, the formalities of notarization, authentication, consularization, annotation, or sworn translation are waived, and in the latter case, a free translation into Portuguese is sufficient. Note that documents in English and Spanish are exempt from free translation.

Once the representation documents sent by the above terms are verified, they will be forwarded up to one (1) day and, additionally, one (1) hour before the beginning of the EGM to each shareholder (or their respective proxy, as applicable) who has completed the regular Attendance Registration, information, and guidelines for accessing the Digital Platform. Such information and guidelines will be sent exclusively to the e-mail address provided in the Attendance Registration, regardless of the e-mail address used by the shareholder (or their respective proxy, as applicable) to submit the documents and information for such registration.

If there is a need for additional documentation and/or clarification regarding the documents submitted for Attendance Registration, the Company will contact the shareholder (or their respective proxy, as applicable) to request such additional documentation and/or additional clarifications promptly for submission of information and guidelines for access to the Digital Platform within the period referred to above.
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According to article 6, third paragraph, of RCVM 81/22, the Company clarifies that, if no interest is expressed by the shareholder (or their respective proxy, as applicable) in attending the EGM, under the terms established above, by 10 a.m. on September 28, 2024, or if the requests for additional documentation and/or additional clarifications referred to in the previous paragraph are not met to attest to the regularity of the shareholder’s representation, it will not be possible for the shareholder to attend in the EGM through the Digital Platform.

The Company also highlights that the information and guidelines for accessing the Digital Platform are unique and non-transferable, with the shareholder (or their respective proxy, as applicable) assuming full responsibility for the possession and confidentiality of the information and guidelines transmitted to them by the Company under this Manual.

The Company also requests that, on the day of the EGM, qualified shareholders access the Digital Platform at least 30 minutes before the scheduled meeting time, to allow the validation of access and attendance of all shareholders. Access to the EGM will not be permitted after the meeting has begun.

In anticipation of the access information that will be sent by email to the duly registered shareholder, as described above, the Company clarifies that access to the Digital Platform may occur through videoconference (a method in which shareholders may attend the meeting and express themselves by voice and with video) and by audioconference (in which the participant can only listen to the meeting and speak).

To access the Digital Platform, a device with a camera and audio that can be enabled is required and it is recommended that shareholders have the Zoom platform installed on their device and ensure that the installed version is updated. If there is any access difficulty, the shareholder must contact (+55 21) 3177-5599 to request support.

Finally, the Company clarifies that it is not and will not be liable for any operational or connection problems of the shareholder, as well as for any other problems external to the Company that may make it difficult or impossible for the shareholder to attend the EGM through the Digital Platform.

(2) Distance voting

As provided in articles 26 et seq. of RCVM 81/22, the Company’s shareholders may also vote at the EGM through distance voting, to be formalized in an electronic document called distance voting ballot (“BVD”), available on the Company’s website (www.suzano.com.br/ri), in the Documents delivered to the CVM - 2024 Meeting area, and also on the CVM websites (www.cvm.gov.br) and B3 (http://www.b3.com.br).

Distance voting, using the BVD, can be exercised in three ways:

(i) through the transmission of instructions for completing the BVD to the respective custodian of each shareholder, in the case of shares deposited in a central depository;

(ii) through the transmission of instructions for completing the BVD to the financial institution contracted by the Company to provide securities recordkeeping services, in the case of shares that are not deposited in a central depository; or

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(iii) by sending the duly completed BVD directly to the Company and sent by: (a) link https://qicentral.com.br/m/agoe-suzano-2024; or (b) via electronic mail to the address ri@suzano.com.br , with copy to societario@suzano.com.br.

Voting instructions must be received by the custodian, the bookkeeper, or the Company up to seven (7) days before the date of the EGM, that is, by September 23, 2024 (inclusive), unless a different term is established by the respective custody agent or bookkeeper. In the case of direct sending to the Company (even if by email), the BVD, duly initialed and signed, must be accompanied by the other representation documents indicated in item (1) above, including, but not limited to, proof of share ownership issued by the Company, with the formalities of notarization, authentication, consularization, annotation, or sworn translation also being waived, and in the latter case, a free translation into Portuguese is sufficient. Note that documents in English and Spanish are exempt from free translation.

After the term for distance voting, that is, September 23, 2024 (inclusive), unless a different term is established by the respective custody agents or bookkeeper, shareholders will no longer be able to change the voting instructions sent, except in the EGM itself, via attendance through the Digital Platform, when they may specifically request the disregard of voting instructions sent by BVD before the respective matter is submitted to a vote.

The Company’s Management strongly encourages shareholders to make special use of this method of voting, even giving preference to the options referred to in items (i) and (ii) above (i.e., transmission of the BVD to the custodian agent or bookkeeper). If the option adopted is to send the BVD directly to the Company, Management also requests that the documents referred to in the previous paragraph be sent preferably via the link https://qicentral.com.br/m/age-suzano-2024-09.

ADDITIONAL CLARIFICATIONS
Shareholders Registration
In case of difficulty accessing registration on the links indicated above to attend the EGM, Suzano is available for clarification via emails ri@suzano.com.br and societário@suzano.com.br.

Voting rights
Each common share issued by the Company gives the right to one vote in the resolutions on the EGM agenda.

TALK TO IR
For further information, Suzano’s Investor Relations Department is available for any additional clarifications by telephone at (+55 11) 3503-9330 or by email at ri@suzano.com.br.

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Matters for resolution

Under the terms of the Notice of Meeting published in the newspapers “Correio da Bahia” and “O Estado de São Paulo”, and provided on the Company’s website (www.suzano.com.br/ri), in the Documents delivered to the CVM - 2024 Meetings area, and also on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br), websites, the EGM agenda will comprise the subjects indicated below:

(1) Approve the Protocol and Justification of Merger by the Company of the following companies: (i) Timber VII SPE S.A., (ii) Pradaria Agroflorestal Ltda., (iii) Timber XX SPE S.A., (iv) Cabeceira Agroindustrial Ltda., and (v) Frigg Florestal S.A. (“Target Companies”, “Mergers” and “Protocol and Justification”);

(2) Ratify the appointment and engagement of the specialized company Apsis Consultoria e Avaliações Ltda. (“Appraiser”) to appraise the owners’ equity of the Target Companies, according to the law;

(3) Approve the accounting appraisal reports on the owners’ equity of the Target Companies, at their book value, prepared by the Appraiser in compliance with the accounting and legal standards, criteria and requirements (“Appraisal Reports”);

(4) Approve the Mergers;

(5) Approve the amendment of Article 4 of the Company’s Bylaws in order to complement the Company’s corporate purpose so as to (i) include a reference to the activities of “theoretical and/or experimental, basic and/or applied research, with the aim of producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agroforestry sector and/or other sectors related to the Company’s corporate purpose”; and (ii) specify the description of letter “g” to include an express reference to the activities of “retail sale and wholesale of electricity”;

(6) Approve the amendment to the Company's Bylaws to provide for the alternative nomenclature of Statutory Executive Officers and Executive Officers as Statutory Executive Vice-Presidents and Executive Vice-Presidents, respectively.

(7) Approve the restatement of the Company’s Bylaws; and

(8) Authorize the Company’s management to practice all acts necessary for the implementation of the resolutions approved, under the legislation in force.

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